THE KNOT, INC.
462 Broadway, 6th Floor
New York, NY 10013

October 15, 2010

Via EDGAR Transmission and Facsimile

Mr. H. Christopher Owings
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Knot, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 10, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
File No. 000-28271

Dear Mr. Owings:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings of The Knot, Inc. (the “Company” or “The Knot”), contained in your letter dated September 20, 2010 (the “Letter”) addressed to David Liu, the Company’s Chief Executive Officer and President.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Letter. For your convenience, the Staff’s comments are set forth in italics in this letter, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 34

1.	We note your response to comment two in our letter dated July 7, 2008 stating you will provide the following in future filings:

Mr. H. Christopher Owings
Securities and Exchange Commission
October 15, 2010

•	Trends in the current market and competitive landscape;
•	Key factors which drive revenue growth;
•	Management’s current expectations regarding overall revenue growth for at least the current calendar year; and
•
Additional information regarding incremental investments which may currently be made in the business and the related impact on cost structure and the trend in operating costs from both a near term and longer range perspective.

However, it does not appear you have expanded your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to include these points. Please enhance your disclosure to include this information. In this discussion, please also provide:

•
Additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance;

•	Whether you expect your financial position to remain at its current level or to increase or decrease; and
•	Those challenges and risks, in both the short and long term, and the actions you are taking to address them.

For example, you should elaborate on the impact of deterioration in macroeconomic conditions and consumer confidence on your retail partners which you mention on page 15 of your Risk Factors. We reissue comment two in our letter dated July 7, 2008 as it relates to the points above. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350. This comment also applies to your Form 10-Qs for the periods ending March 31, 2010 and June 30, 2010.

Response:     The Company notes the Staff’s comments and respectfully submits that the above-referenced filings contained the described disclosure, as follows:

•
Trends in the current market and competitive landscape: The Company included a discussion on the current market and competitive landscape in Item 1 (Business) of the Form 10-K under the heading “Competition” (page 8). In future filings, the Company intends to also include such discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

•
Key factors which drive revenue growth: The Company included a discussion of the factors which drove revenue growth in the Results of Operations sections for each net revenue category (page 37). For example, for local online sponsorship and advertising revenue, the Company described underlying factors such as price and number of vendors.

Mr. H. Christopher Owings
Securities and Exchange Commission
October 15, 2010

•
Management’s current expectations regarding overall revenue growth: The Company included a discussion of the known trend that it reasonably expects will have a material impact on net revenues. The Company disclosed its expectations regarding its relationship with Macy’s under the heading “2009 Highlights” in the Form 10-K (page 35 – “We are projecting lower registry revenues from the new Macy’s agreement...”) and in the Results of Operations sections (Net Revenue – Registry Services) in each Form 10-Q (page 21 for quarter ended March 31; page 20 for quarter ended June 30 – “The impact of the new registry agreement with Macy’s on our full-year 2010 results depends on multiple factors that cannot be reasonably predicted at this time. However, we believe that we are unlikely to generate the same level of revenue from the Macy’s relationship in 2010 as we did in 2009...” [excerpt from June 30 Form 10-Q]).

•
Additional information regarding incremental investments: The Company included a discussion of incremental investments in its Chinese operations in the Executive Overview of the Form 10-K (page 35) and Overview sections in each Form 10-Q (page 19 for quarter ended March 31; page 17 for quarter ended June 30) as well as in Item 1A. (Risk Factors) of the Form 10-K (page 19). In future filings, the Company intends to consolidate such types of discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations, with further disclosure of the impact on cost structure and the trend in operating costs from both a near term and longer range perspective.

In addition, in connection with the above recommendations by the Staff, the Company intends to enhance management’s discussion and analysis of financial condition and results of operations in future filings as necessary to be responsive to Item 303 of Regulation S-K and SEC Release No. 33-8350 with respect to additional information about the quality and variability of earnings and cash flows, expectations for financial position, and short- and long-term challenges and risks and the actions the Company is taking to address them. For example, the Company included a discussion of the macroeconomic environment in Item 1A. (Risk Factors) of the Form 10-K (page 13), and in future filings, the Company intends to also include such types of discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Mr. H. Christopher Owings
Securities and Exchange Commission
October 15, 2010

Definitive Proxy Statement on Schedule 14A Filed on March 30, 2010

Corporate Governance, page 5

2.
We note your statement on page 6 that your compensation committee is primarily responsible for oversight of risk related to compensation policies. We further note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:      The Company determined that disclosure is not necessary in response to Item 402(s) based on a conclusion of the Compensation Committee that risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. The Committee reached that conclusion through a review, as part of the overall preparation of the proxy statement by management, of the Company’s compensation policies and practices, including information prepared by the Company’s compliance department. Such review included a comparison of such policies and practices to the situations that may trigger disclosure as set forth in Item 402(s).

Compensation Discussion and Analysis, page 10

3.
We note your compensation committee approved base salary increases for Ms. Evans and Mr. Di Iorio on the basis of their personal performance and a review of salary levels for similar positions within the comparison group of companies. Please enhance your disclosure to discuss those specific factors of Ms. Evans’s and Mr. Di Iorio’s personal performance that the compensation committee considered when determining to increase their base salaries. Please identify specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in the decision to increase their base salary. Please see Item 402(b)(2)(ix) of Regulation S-K.

Response:      The factors considered in the Compensation Committee’s decision to increase the base salaries for Ms. Evans and Mr. Di Iorio included the comparable salary analysis described in the proxy statement, a review of their compensation history before joining the Company which indicated they accepted a total compensation decrease to join the Company, an assessment by the Committee that their overall performance since joining had been superior, and a determination that their contributions would be critical to the future performance of the Company and therefore that their satisfaction with their base salaries compared to market levels was an important element in maintaining the appropriate motivation to continue such level of performance.

Mr. H. Christopher Owings
Securities and Exchange Commission
October 15, 2010

4.
We note that in 2008 and 2007, the threshold criteria for each executive’s eligibility to receive a bonus were financial performance goals weighted equally between revenue and net income. We further note that in 2009, the threshold criteria was changed and weighted 75 percent for revenue and 25 percent for EBITDA. Please tell us why this threshold criteria was changed in 2009. Specifically, please tell us why revenue was given more weight and why EBITDA replaced net income as a threshold criteria.

Response:      The Compensation Committee changed the weighting of the threshold criteria in 2009 compared to prior years because of negative macroeconomic conditions in general and a severe downturn in the media and advertising businesses in particular, each of which began at least as early as the second half of 2008. The Committee determined that top-line revenue growth was a more important priority in such an environment and therefore weighted the criteria for the management incentive plan accordingly. EBITDA replaced net income as a threshold criterion because the Committee noted that the Company had experienced a wide variation in its net income in 2008 compared to prior years related in part to factors such as interest income earned and effective income tax rate, each of which was largely or wholly out of the control of management. The Committee determined that for 2009, it was not unlikely that such factors would continue, and therefore that net income would not be an appropriate incentive criterion for management’s achievement of Company goals.

5.
We note your response to our prior comment eight in our letter dated July 7, 2008 and the related revisions in your filing. We further note your statement that in 2009, with the exception of your CEO and CFO, 50 percent of an executive’s eligible bonus to be paid was subject to achievement of individual objectives. Please identify the specific contributions and provide additional context for those achievements by demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. Please see Item 402(b)(2)(vii) of Regulation S-K.

Response:      The Compensation Committee set individual objectives for Ms. Evans which included the successful completion and implementation of the Company’s contract entry system and local asset management system; for Mr. Di Iorio which included the successful completion and implementation of the contract entry system, local asset management system and content management system for TheKnot.com and WeddingChannel.com websites; and for Ms. Roney which included the successful completion and implementation of the content management system for TheKnot.com and WeddingChannel.com websites. The Committee determined that each of these objectives were satisfied in 2009 (as described in the Executive Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Form 10-K) and therefore that the condition that 50% of such executives’ eligible bonus be subject to achievement of individual objectives was also satisfied.

Mr. H. Christopher Owings
Securities and Exchange Commission
October 15, 2010

6.
We note the factors your compensation committee considers when determining to make long-term incentive compensation grants to an executive officer. Please enhance your disclosure to specify which of these factors were considered and how these factors were weighed in granting $294,101 in stock awards (as measured by the aggregate grant date fair value) to each of your executive officers in February of 2009. Please see Item 402(b)(1)(v) of Regulation S-K.

Response:      The Compensation Committee considered all of the factors listed in the proxy statement in awarding restricted stock awards to the executive officers in February 2009, with the executives’ expected contribution to the Company’s long-term performance weighted most heavily. The awards were part of a set made to a broad range of the Company’s employees to encourage long-term performance, because short-term performance was determined by the Committee likely to be affected by external economic conditions and the Company’s internal technology upgrades.

Certain Relationships and Related Transactions, page 24

7.
We note your statement that your audit committee reviews all related party transactions. Please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. Please see Item 404(b) of Regulation S-K.

Response:      The Company notes the Staff’s comment and respectfully submits that its existing disclosure satisfies the requirements of Item 404(b) with respect to a description of the Company’s policies and procedures for review, approval or ratification of related party transactions. The disclosure sets forth the types of transactions that are covered by such policies and procedures (“those transactions that are required to be disclosed in this Proxy Statement by SEC Regulation S-K, Item 404 and under Nasdaq’s rules”); the standards to be applied pursuant to such policies and procedures (“review all related party transactions [...], if any, for potential conflicts of interest and all such transactions must be approved by the Audit Committee”); the persons or groups of persons on the board of directors or otherwise who are responsible for applying such policies and procedures (the Audit Committee); and a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced (“...the Audit Committee is required by its charter...”).  The Company notes that the Audit Committee charter (which sets forth the Committee’s policy and responsibility with respect to related party transactions) is publicly available on the Company’s website.  The charter and the existing disclosure in the proxy statement represent the complete description of the Company’s policies and procedures for review, approval, or ratification of related party transactions, and therefore, the Company respectfully submits that revised disclosure would not provide stockholders with a more meaningful description.

* * * * *

Mr. H. Christopher Owings
Securities and Exchange Commission
October 15, 2010

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	it may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Thank you very much for your prompt review of this letter. Please call me at (212) 219-8555 should you or any other member of the Staff have any questions or additional comments.

Very truly yours,

THE KNOT, INC.

/s/ JEREMY LECHTZIN
Jeremy Lechtzin
Senior Vice President, General Counsel and Secretary

cc:	Angie Kim (Staff)
David Liu (The Knot, Inc.)
John Mueller (The Knot, Inc.)
Brian Margolis (Orrick, Herrington & Sutcliffe LLP)
Timothy Vitale (Ernst & Young LLP)